Exhibit 4.1

DESCRIPTION OF REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

GSI Technology, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock, $0.001 par value per share (“Common Stock”).

The following is a summary of the material terms of our Common Stock and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 150,000,000 shares of Common Stock, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably any dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor in that calendar year. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share ratably with the holders of any outstanding preferred stock in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of Common Stock have no preemptive, conversion or redemption rights.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. Additionally, the issuance of preferred stock may dilute the voting power and decrease the market price of the Common Stock and reduce the likelihood that the holders of Common Stock will receive payments in the event of a liquidation, dissolution or winding-up of the Company. The preferred stock would, in every vote for the election of directors, be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of preferred stock could be converted.

Registration Rights

None of our stockholders has any registration rights.

Antitakeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

●	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
●	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

●	any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and
●	the affiliates and associates of any such person.

• Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws provide that:

●	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and stockholders may not act by written consent;
●	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal the Bylaws or amend or repeal the provisions of the Certificate of Incorporation regarding the election and removal of directors and the ability of stockholders to take action;
●	our Board of Directors will be expressly authorized to make, alter or repeal our Bylaws;
●	our Board of Directors will be authorized to issue preferred stock without stockholder approval; and
●	we will indemnify officers and directors against losses that may incur as a result of investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of the Company.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Limited.

Nasdaq Global Market Listing

Our Common Stock is listed on the Nasdaq Global Market under the symbol “GSIT”.